Idenix Pharmaceuticals, Inc. One Kendall Square B1400 Cambridge, MA 02139	Main Tel: 617.995.9800 Main Fax: 617.995.9030 www.idenix.com
January 13, 2010
BY EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John L. Krug

Re:	Idenix Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 DEF 14A filed April 28, 2009 File No. 000-49839
Ladies and Gentlemen:
On behalf of Idenix Pharmaceuticals, Inc. (the “Company”), I am writing in response to comments contained in the letter, dated December 2, 2009 (the “Letter”), from Mr. Jeffrey Riedler, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). The responses set forth below and on Exhibit A are keyed to the headings in the Letter.
Definitive Proxy Statement
Compensation Discussion and Analysis
Review of Management’s Actual Performance Compared to Pre-determined Goals
2008 Corporate Objectives, page 20
Comment:	Without disclosing competitively harmful information pertaining to your discovery program, e.g., individual research projects or topics, please provide us with draft disclosure for your 2010 proxy statement which provides the following:
•	A general description of what is included in the Company’s discovery program;

•	A more detailed specific description of each of the discovery program’s performance objectives;

•	Confirmation that the Company will discuss the achievement of the objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

United States Securities and Exchange Commission
January 13, 2010

Response:
Set forth on Exhibit A is the draft disclosure for our 2010 proxy statement regarding:
•	Our overall 2009 corporate objectives;

•	The extent to which our overall objectives were achieved; and

•	A discussion of how the level of achievement of these objectives will affect the actual bonus to be paid.
As requested by the Staff, the proposed disclosure includes in numbered paragraph 4 of Exhibit A a description of the Company’s discovery program, the performance objectives of the discovery program, achievement of the objectives, and how, generally, the level of achievement will affect the actual bonus paid.
Please note that this draft disclosure is subject to modifications based on our detailed presentation to the compensation committee, and the committee’s final analysis of the extent to which the objectives were achieved and determination of bonus amounts. Additionally, the Company hereby confirms that it will discuss achievement of the objectives.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

One Kendall Square, Building 1400 . Cambridge, MA 02139 . Main Tel: 617.995.9800 . Main Fax: 617.995.9030 . www.idenix.com

United States Securities and Exchange Commission
January 13, 2010

Please contact me by telephone (617-995-9005) or by email (weidenbruch.john@idenix.com) if you have further questions or comments.

Sincerely,
/s/ John F. Weidenbruch
John F. Weidenbruch
General Counsel

One Kendall Square, Building 1400 . Cambridge, MA 02139 . Main Tel: 617.995.9800 . Main Fax: 617.995.9030 . www.idenix.com

Exhibit A
2009 Idenix Pharmaceuticals, Inc. Corporate Objectives
     In the first quarter of a fiscal year, management presents a series of corporate objectives and relative weights to the compensation committee for approval for that fiscal year. In the first quarter of the following fiscal year, the compensation committee evaluates the company’s actual performance against the predetermined corporate objectives to establish an overall performance rating for the company as a whole. This overall performance rating is important because it determines the amount of funding for the cash incentive pool, as discussed more fully below. The committee uses a rating scale of 1 to 3 to evaluate each corporate objective. A rating of below 2 indicates the objective was not fully achieved, a rating of 2 indicates the objective was achieved and a rating above 2 is given for exceeding the targeted objective. The committee evaluates each objective, establishes a rating for each and then determines an overall corporate rating based on the weighting of the objectives and the extent to which they were achieved. The determination of the corporate rating, while based primarily on the numerical rating for each objective and the relative weight assigned to each objective, also reflects a subjective analysis by the compensation committee. A corporate rating of 2.0 typically results in the funding of 100% of the aggregate target cash incentive bonus pool. A corporate rating of 2.0 will equate to meeting the target bonus at 100%, while a rating higher than 2.0 will typically equate to a payment greater than the target bonus amount, while a rating below 2 will equate to a payment less than the target bonus amount. The overall corporate rating is then used to determine the individual bonus amount for each executive officer. Other than the Chief Executive Officer, a blending of individual and corporate goal attainment will determine actual bonus payout. The Chief Executive Officer’s bonus payout is based solely on the corporate rating.
     For 2009, our five major corporate categories and goals, achievements and respective relative weightings consisted of:
1.	IDX184; a drug candidate for the treatment of hepatitis C virus, or HCV, which accounted for 25% of our overall corporate goals
Goal: Completing a three day proof-of-concept clinical study of IDX184,
Achievement: We successfully completed the proof-of-concept clinical study of IDX184
Goal: Submitting a notice of the results of proof-of-concept clinical study pursuant to our development and commercialization agreement with Novartis under which Novartis had a right to license IDX184 and other drug candidates from us
Achievement: Notice of the results of proof-of-concept clinical study was submitted to Novartis pursuant to our development and commercialization agreement with Novartis

Goal: Initiating a Phase IIa 14-day triple combination study of IDX184 with standard of care;
Achievement: Triple combination study of IDX184 was initiated in 4Q 2009.
2.	IDX375; a HCV non-nucleoside HCV polymerase program, which accounted for 20% of our overall corporate goals
Goal: Completing toxicology and pharmacology studies in order to allow for an investigational new drug application, or IND, with the United States Food & drug Administration, or FDA, or clinical trial application, or CTA, with the appropriate regulatory agency outside the United States, to be filed with the appropriate regulatory agency for IDX375;
Achievement: Toxicology and pharmacology studies were completed allowing for CTA filing in 4Q 2009
Goal: Filing an IND, and/or CTA, with the appropriate regulatory agency, for IDX 375;
Achievement: We filed in 4Q 2009 a CTA for IDX375, a non-nucleoside polymerase inhibitor for the treatment of HCV;
Goal: Completing single ascending dose study of IDX375 in healthy volunteers;
Achievement: Single ascending dose study in healthy volunteers was completed for IDX 375 and multiple dosing studies are ongoing.
3.	IDX320; a protease inhibitor program, which accounted for 20% of our overall corporate goals
Goal: Completing toxicology and pharmacology studies in order to allow for a IND or CTA to be filed with the appropriate regulatory agency for IDX320
Achievement: Completed IND enabling toxicology and pharmacology studies for IDX320 in 4Q 2009
Goal: Filing an IND with the FDA and/or CTA with the appropriate regulatory authority, for IDX 320
Achievement: We filed in Q4 2009 a CTA for IDX 320, a protease inhibitor for the treatment of HCV

4.	Discovery; Our discovery program, pursuant to which we seek to identify and begin early stage research and development of potential clinical candidates, which accounted for 20% of our overall corporate goals
Goal: Identifying a portfolio of potential clinical candidates from our early stage development programs, including nucleosides/nucleotides, polymerase inhibitors, protease inhibitors and NS5A inhibitors.
Achievement: A number of novel compounds have been identified in different classes including NS5A inhibitors and non-nucleoside polymerase inhibitors from a distinctly different active binding site than IDX 375. We continue to assess the possibility of further development of these compounds through a process known as “lead optimization.”
5.	General Operations accounted for 15% of our overall corporate goals
Goal: Objectives relating to general operations of the company.
Achievement: [Analysis not yet completed]
Based on the above, the compensation committee determined that Idenix had achieved an overall corporate rating of ___.